Act: 1934
Section:
Rule: 12g-3
Public Availability: 9-29-2014

NO Act

14007787

14007784

September 29, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

333-194047 333-154251

Re: Eteris B.V, Applied Materials, Inc. and Tokyo Electron Limited
Incoming letter dated September 29, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Business Combination will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and HoldCo will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- HoldCo may take into account Applied's reporting history under the Exchange Act in determining its eligibility to use Form S-3. Applied's reporting history under the Exchange Act may also be used in determining whether HoldCo "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- HoldCo may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Carolyn Sherman
Special Counsel

Received SEC
SEP 29 2014
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Mail Stop 4561

Ade Heyliger
Weil, Gotshal & Manges LLP
1300 Eye Street NW, Suite 900
Washington, DC 20005

**Re: Eteris B.V. Applied Materials Inc.
And Tokyo Electron Limited**

Dear Mr. Heyliger:

In regard to your letter of September 29, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Securities Act of 1933 -- Section 4(a)(3) -- Forms S-3 and S-4 -- Rule 174(b); Securities Exchange Act of 1934 -- Section 12(b) -- Rules 12b-2, 12g-3

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

JONES DAY
2727 North Harwood Street
Dallas, Texas 75201-1515
(T) +1.214.220.3939
(F) +1.214.969.5100

September 29, 2014

David Fredrickson, Esq.
Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Eteris B.V., Applied Materials, Inc. and Tokyo Electron Limited

Dear Mr. Fredrickson:

We are writing on behalf of Eteris B.V., a newly organized Dutch private limited liability corporation (*besloten vennootschap*) formerly known as TEL-Applied Holdings B.V. ("HoldCo"), Applied Materials, Inc., a Delaware corporation ("Applied"), and Tokyo Electron Limited, a Japanese corporation (*kabushiki kaisha*) ("TEL"), to request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On September 24, 2013, Applied and TEL entered into a business combination agreement (as amended, the "Business Combination Agreement"), pursuant to which Applied and TEL will combine their businesses through a series of transactions, as a result of which both Applied and TEL will become wholly owned subsidiaries of HoldCo and the former holders of Applied common stock, par value $.01 per share ("Applied common stock"), and TEL common stock ("TEL common stock") will receive approximately 68% and 32%, respectively, of the outstanding ordinary shares, nominal value €0.01 per share, of HoldCo (the "HoldCo Ordinary Shares"). It is expected that the HoldCo Ordinary Shares will trade on the NASDAQ Global Select Market ("Nasdaq") and the Tokyo Stock Exchange ("TSE").

I. Background Information

Pursuant to the Business Combination Agreement:

- a newly formed indirect wholly-owned subsidiary of HoldCo organized in Delaware will be merged with and into Applied, with Applied surviving the merger as an indirect wholly-owned subsidiary of HoldCo, and each issued and outstanding share of Applied common stock will be converted into the right to receive one fully paid HoldCo Ordinary Share (the "Applied Merger"); and
- a newly formed direct wholly-owned subsidiary of HoldCo organized in Japan will effect a share-for-share exchange with TEL whereby each issued and outstanding share of TEL common stock will be exchanged for 3.25 HoldCo Ordinary Shares and TEL will become an indirect wholly-owned subsidiary of HoldCo (the "TEL Share Exchange," and together with the Applied Merger, the "Business Combination").

The Business Combination was approved by the shareholders of TEL on June 20, 2014 and by the stockholders of Applied on June 23, 2014. The consummation of the Business Combination remains subject to certain other customary conditions. Upon consummation of the Business Combination, (a) HoldCo will become the parent of Applied and TEL, and (b) the stockholders of Applied and the shareholders of TEL immediately prior to the Business Combination will receive HoldCo Ordinary Shares in exchange for their shares of Applied common stock and TEL common stock. HoldCo Ordinary Shares will be registered under Section 12(b) of the Exchange Act. It is expected that HoldCo Ordinary Shares will be listed on both Nasdaq and the TSE. HoldCo will not be a foreign private issuer; rather, it will be subject to all Commission rules and regulations applicable to domestic U.S. registrants, including Exchange Act reporting requirements and the preparation of its financial statements in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

As a result of the legal form of the Business Combination, HoldCo filed a Registration Statement on Form S-4 with the Commission (the "Registration Statement") with respect to the issuance of HoldCo Ordinary Shares pursuant to the Business Combination. The Registration Statement, which was declared effective on May 13, 2014, included the proxy statement of Applied for the special meeting at which Applied stockholders approved, among other matters, the proposal to adopt the Business Combination Agreement.

A. The Parties

Applied. Incorporated in 1967, Applied provides manufacturing equipment, services and software to the global semiconductor, flat panel display ("FPD"), solar photovoltaic ("PV") and related industries. Applied's customers include manufacturers of semiconductor wafers and chips, FPDs, solar PV cells and modules, and other electronic devices.

Applied common stock is registered under the Exchange Act and is listed on Nasdaq under the ticker symbol "AMAT." Applied is a large accelerated filer under Exchange Act Rule 12b-2 and is current in all of its reporting obligations under Section 13(a) of the Exchange Act. Applied's only outstanding securities consist of Applied common stock, Deferred Compensation Obligations (as defined below) and the Applied Debt (as defined below).

Upon consummation of the Business Combination, Applied will become a wholly-owned subsidiary of HoldCo, and Applied common stock will be substituted on Nasdaq with HoldCo Ordinary Shares (in a Nasdaq "substitution listing"). Promptly following the consummation of the Business Combination, Applied will deregister the Applied common stock under the Exchange Act and file a Form 15 with the Commission to immediately suspend its reporting obligations under Section 15(d) with respect to the Applied common stock.

Applied has registered on Forms S-8 filed May 24, 2012, August 30, 2007 and January 27, 1999, certain unsecured obligations of Applied to pay deferred compensation in the future (the "Deferred Compensation Obligations") in accordance with the terms of the Applied Materials, Inc. 2005 Executive Deferred Compensation Plan, as amended, and the Applied Executive Deferred Compensation Plan. As a result of the closing of the Business Combination, all balances represented by the Deferred Compensation Obligations will be distributed to the deferred compensation plan participants. Applied intends at that time to file post-effective amendments to terminate all offerings and deregister any unsold securities under each of these Forms S-8, and to file a Form 15 to immediately suspend its reporting obligations with respect to the Deferred Compensation Obligations under Section 15(d).

As of September 22, 2014, Applied had approximately $1.95 billion aggregate principal amount of outstanding debt securities (the "Applied Debt"), each class of which is held of record by fewer than 300 persons. None of the Applied Debt was registered or is required to be registered pursuant to Section 12 of the Exchange Act. Applied's reporting obligations under Section 15(d) of the Exchange Act with respect to the Applied Debt were suspended due to the Section 12 registration of the Applied common stock. The Applied Debt will remain outstanding immediately following consummation of the Business Combination. Upon consummation of the Business Combination, and with the filing of the Forms 15 noted above with respect to the Applied common stock and the Deferred Compensation Obligations, Applied will have no class of securities registered, or required to be registered, under Section 12 of the Exchange Act. Applied intends to file a Form 15 to suspend its reporting obligations under Section 15(d) of the Exchange Act with respect to the Applied Debt in reliance on Rule 12h-3.[1] Neither the indenture

---

[1] The Applied Debt was registered under a Registration Statement on Form S-3 (No. 333-174636) filed on June 11, 2011, which became effective immediately upon filing. A Post-Effective Amendment to deregister the remaining securities registered under this Registration Statement was filed on December 2, 2013 and became

governing the Applied Debt nor the documents related thereto will require Applied to submit, provide or file reports under the Exchange Act with the Commission (or the indenture trustee) with respect to any class of the Applied Debt, and Applied does not intend to do so on a voluntary basis or otherwise. Following the consummation of the Business Combination, and upon the filing of the Forms 15 noted above, Applied will have no continuing Exchange Act reporting requirements.

TEL. TEL is a Japanese corporation (*kabushiki kaisha*) incorporated in 1963. TEL supplies semiconductor and FPD production equipment worldwide and also provides technical support and services for semiconductor and flat panel display equipment. TEL common stock, which is not registered under the Exchange Act in reliance on Exchange Act Rule 12g3-2(b), is listed on the TSE under the stock code 8035. TEL is regulated by, and consequently required to make public filings with, the TSE and the Financial Services Agency of Japan. In connection with the Business Combination, TEL common stock will be delisted from the TSE.

TEL does not have any outstanding debt securities.

HoldCo. HoldCo is a newly organized Dutch private limited liability corporation formed for the purpose of effecting the Business Combination. HoldCo is currently a wholly owned subsidiary of TEL. Prior to consummation of the Business Combination, HoldCo will be converted to a public limited liability corporation (*naamloze vennootschap*).

To date, HoldCo has not conducted any material activities other than those incident to its formation and to the matters contemplated by the Business Combination Agreement, such as the preparation and filing of the Registration Statement.

The parties intend that the HoldCo Ordinary Shares will be registered under Section 12(b) of the Exchange Act and expect that those shares will be listed on both Nasdaq and the TSE. Immediately following consummation of the Business Combination, all holders of HoldCo Ordinary Shares will be former Applied stockholders or former TEL shareholders. Based on the number of shares of Applied common stock and TEL common stock currently outstanding, approximately 1.8 billion HoldCo Ordinary Shares are expected to be issued in connection with the Business Combination. Following the Business Combination, there are expected to be at least as many holders of record of HoldCo Ordinary shares as there are currently holders of record of shares of Applied common stock.

---

effective immediately upon filing. Applied's Annual Report on Form 10-K for the fiscal year ended October 27, 2013 was subsequently filed on December 4, 2013.

B. Conversion and Exchange of Shares

At the effective time of the Applied Merger, each issued and outstanding share of Applied common stock will be converted into the right to receive one fully paid HoldCo Ordinary Share (subject to the provisions of the Business Combination Agreement relating to the procedures for exchange of shares and tax withholding) (the ratio of one HoldCo Ordinary Share to one share of Applied common stock, the "Applied Conversion Ratio"). Immediately following consummation of the Business Combination, former Applied stockholders are expected to hold approximately 68% of the outstanding HoldCo Ordinary Shares.

At the effective time of the TEL Share Exchange, each issued and outstanding share of TEL common stock will be exchanged into the right to receive 3.25 fully paid HoldCo Ordinary Shares (subject to the provisions of the Business Combination Agreement relating to the procedures for exchange of shares, payment of cash in lieu of fractional shares and tax withholding) (the ratio of 3.25 HoldCo Ordinary Shares to one share of TEL common stock, the "TEL Exchange Ratio"). Immediately after giving effect to the Business Combination, former TEL shareholders are expected to hold approximately 32% of the HoldCo Ordinary Shares.

For the treatment of outstanding equity-based awards of each of Applied and TEL in the Business Combination, see Part E – "*Employee Benefits Matters*" below.

C. Available Information Concerning Applied, TEL, the Business Combination and HoldCo

There is an extensive amount of publicly available information concerning Applied, TEL, the Business Combination and the businesses of Applied and TEL to be conducted by HoldCo. We note that this information is at least as extensive as the information that would have been available with respect to TEL and its business had the Business Combination been structured as an acquisition of TEL by Applied, with Applied filing a Registration Statement on Form S-4 with respect to its issuance of additional shares of Applied common stock to TEL shareholders and a Form 8-K reporting consummation of that transaction. The available information is described in detail below.

Applied. Applied is a large accelerated filer under Exchange Act Rule 12b-2. It has been a reporting company for more than 40 years, and is current in all of its reporting obligations under Section 13(a) of the Exchange Act.

The Registration Statement includes extensive information about Applied, including:

- a detailed description of the business of Applied, incorporated by reference; and

- historical financial statements and information of Applied (including five years of selected financial data, Management's Discussion and Analysis of Financial Condition and Results of

Operations ("MD&A"), audited financial statements for the three most recently-completed fiscal years, and unaudited interim financial statements for the most recent interim period), incorporated by reference.

TEL. As a publicly traded company, TEL is regulated by, and required to make public filings with, the TSE and the Financial Services Agency of Japan. In accordance with those requirements, TEL provides information – in English as well as in Japanese – that is similar in all material respects to the information that a foreign private issuer with a class of securities registered under Section 12 of the Exchange Act would have been required to provide during the course of a fiscal year (including information that is substantially similar to that required by Form 20-F, Item 5 -- Operating and Financial Review and Prospects). This information is described in more detail below.

As a publicly traded company, TEL is required to make publicly available its annual reports. TEL's annual reports contain financial statements for the two most recently-completed fiscal years in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and currently audited by KPMG AZSA LLC, 11 years of consolidated summary financial information and five years of consolidated financial highlights. The annual reports also contain information concerning:

- TEL's results of operations and financial condition;
- risk factors;
- changes in business;
- acquisitions or dispositions of assets;
- changes in management or control; and
- an internal control report in which management provides an assessment of TEL's internal controls over financial reporting, which is audited by KPMG AZSA LLC.

These annual reports, together with quarterly reports, earning releases and other news releases and financial and operational information, are posted, in English, on TEL's corporate website (http://www.tel.com/ir/library/index.htm). Additionally, TEL is actively covered by leading global research analysts.

In addition to TEL's public filings, the Registration Statement also included extensive information concerning TEL, including:

- a detailed description of TEL's business;

- audited historical consolidated financial statements for the two most recently-completed fiscal years and unaudited interim financial statements for the most recent interim period (and the corresponding interim period of the prior year), in each case, prepared in accordance with U.S. GAAP;

- selected historical financial data for (a) the two most recently-completed fiscal years and the most recent interim period (and the corresponding interim period of the prior year), in each case, prepared in accordance with U.S. GAAP and (b) the last five fiscal years prepared in accordance with Japanese GAAP; and

- an MD&A for the three most recently-completed fiscal years and most recently-completed interim periods (and the corresponding interim period of the prior year).

The Business Combination and HoldCo. – In addition to the information concerning Applied and TEL noted above, the Registration Statement included the following information:

- a detailed description of the Business Combination and the terms of the Business Combination Agreement;

- a description of the business of HoldCo after the Business Combination;

- pro forma financial information for HoldCo (with Applied as the accounting acquirer for U.S. GAAP purposes, as discussed in detail below), along with comparative historical and pro forma per share data;

- risk factors related to the Business Combination, holding HoldCo Ordinary Shares and the business of HoldCo;

- information with respect to HoldCo's governance structure and certain individuals who will serve as HoldCo's directors and executive officers following consummation of the Business Combination; and

- a description of HoldCo Ordinary Shares, along with a detailed comparison of the rights of holders of Applied common stock, TEL common stock and HoldCo Ordinary Shares.

Further, since effectiveness of the Registration Statement, HoldCo has been subject to the reporting requirements of the Exchange Act applicable to U.S. registrants, including the requirement to present financial statements prepared in accordance with U.S. GAAP. HoldCo has filed Quarterly Reports on Form 10-Q for the periods ended March 31, 2014 and June 30, 2014. Upon consummation of the Business Combination, HoldCo will file a Form 8-K including the disclosures and information required under Item 2.01 of Form 8-K and the financial statements and pro forma information required under Item 9.01 of Form 8-K, as well as, to the extent applicable, disclosures required by the other items of Form 8-K.

D. Effect on Business and Structure of Applied

Both Applied and TEL serve the semiconductor industry. The Business Combination will expand but not alter the fundamental nature of the business currently conducted by Applied, and the material business risks of HoldCo will be substantially the same as those of Applied. Moreover, Applied will be the accounting acquirer in the Business Combination for purposes of U.S. GAAP. Additionally, following consummation of the Business Combination, certain of Applied's current senior management will continue to serve in senior management roles with HoldCo. Applied's current President and Chief Executive Officer will serve as the Chief Executive Officer of HoldCo and Applied's current Chief Financial Officer will serve as the Chief Financial Officer of HoldCo.

As of consummation of the Business Combination, HoldCo will have a single-tier board of directors consisting initially of 11 directors, including:

- Tetsuro Higashi, the current Representative Director, Chairman of the TEL Board, President and Chief Executive Officer of TEL;
- Michael R. Splinter, the current Executive Chairman of the Applied Board;
- Tetsuo Tsuneishi, the current Vice Chairman of the TEL Board;
- Gary E. Dickerson, the current President and Chief Executive Officer of Applied;
- three individuals (in addition to Mr. Dickerson and Mr. Splinter) designated by Applied who qualify as "independent directors" under applicable Nasdaq rules and applicable rules of the Commission;
- three individuals (in addition to Mr. Higashi and Mr. Tsuneishi) designated by TEL who qualify as "independent directors" under applicable Nasdaq rules and applicable rules of the Commission; and
- one individual designated jointly by Applied and TEL who qualifies as an "independent director" under applicable Nasdaq rules and applicable rules of the Commission.

HoldCo was organized as a Dutch entity and has organizational documents that differ from those of Applied. However, many of the principal attributes of Applied common stock and HoldCo Ordinary Shares are similar. There are some differences between the rights of Applied stockholders and the rights HoldCo shareholders will have following the Business Combination. The Registration Statement included a detailed comparison of the rights of holders of Applied common stock and HoldCo Ordinary Shares and the respective organizational documents of Applied and HoldCo.

E. Employee Benefit Matters

Applied. Shares of Applied common stock are registered on Forms S-8 for issuance pursuant to equity plans adopted by Applied or under equity-based awards assumed by Applied in connection with a merger, acquisition or similar transaction (collectively, the "Applied Equity Plans"). Upon consummation of the Business Combination, each option, restricted stock unit, performance share, performance unit, or contract providing for restricted stock, in each case, representing the right to purchase, vest in or be issued shares of Applied common stock by Applied, whether vested or unvested, that is outstanding immediately prior to consummation of the Business Combination, will be assumed by HoldCo and converted into and become an equity-based award of HoldCo based on the Applied Conversion Ratio in accordance with the adjustment provisions of the applicable Applied Equity Plan. The terms and conditions of the Applied Equity Plans will continue to govern the outstanding equity-based awards granted under such plans prior to the effectiveness of the Business Combination, with such conforming amendments as are necessary to reflect that outstanding equity-based awards will be denominated in HoldCo Ordinary Shares.

Based on the Applied Conversion Ratio, the number of HoldCo Ordinary Shares underlying each such HoldCo equity-based award will be equal to the number of shares of Applied common stock that were subject to such converted Applied equity-based awards and, if applicable, will have the same exercise prices as such converted Applied equity-based awards. For purposes of determining the price at which HoldCo Ordinary Shares may be purchased under assumed option awards under the Applied Stock Purchase Plans (as defined below), the fair market value per HoldCo Ordinary Share at the beginning of each offering period in effect at the closing of the Business Combination will be equal to the fair market value per share of the common stock of Applied at the beginning of each such offering period divided by the Applied Conversion Ratio, rounded up to the nearest whole cent.

Under the terms of the Business Combination Agreement, at the effective time of the Applied Merger, HoldCo will assume the Applied Materials, Inc. Employees' Stock Purchase Plan and the Applied Materials, Inc. Stock Purchase Plan for Offshore Employees (collectively, the "Applied Stock Purchase Plans"), and may also agree to assume any or all of the other Applied Equity Plans (all Applied Equity Plans which are assumed or under which outstanding equity or equity-based awards are assumed, the "HoldCo Plans"). HoldCo will be entitled to grant equity-based awards under the HoldCo Plans with such conforming amendments as are necessary to reflect that the shares covered by such awards will be HoldCo Ordinary Shares and the HoldCo Board of Directors (or committee thereof) will succeed to the authority and responsibility of the Applied Board of Directors (or committee thereof) with respect to the administration of the HoldCo Plans.

TEL. At the effective time of the TEL Share Exchange, each subscription right representing the right to acquire shares of TEL common stock from TEL that is outstanding immediately prior to consummation of the Business Combination, whether or not vested, will, immediately prior to the TEL Share Exchange effective time, be acquired by TEL for no consideration and cancelled, and will, upon consummation of the Business Combination, be substituted with a subscription right to acquire HoldCo Ordinary Shares from HoldCo that is exercisable for, convertible into or otherwise entitles the holder to HoldCo Ordinary Shares, with terms and conditions that are substantially the same as the terms and conditions governing such subscription right immediately prior to its cancellation, except that the newly issued HoldCo subscription rights will (a) cover the number of HoldCo Ordinary Shares determined by multiplying the number of shares of TEL common stock subject to the substituted award immediately prior to the Business Combination by the TEL Exchange Ratio (with the result rounded down to the nearest whole share), and (b) have a per-share exercise price determined by dividing the per-share exercise price of the substituted award as of immediately prior to the Business Combination by the TEL Exchange Ratio (with the result rounded up to the nearest whole yen).

Japanese law will not permit HoldCo to assume the TEL Employees Shareholding Association Rules (TEL *jugyouin mochikabukai kiyaku*) (the "TEL ESPP"). If the TEL ESPP is in effect immediately prior to the TEL Share Exchange or if it has been previously terminated for reasons connected with the Business Combination, HoldCo will, for at least a one-year period beginning on the date the Business Combination closes in the United States, allow, subject to certain conditions, individuals who were employees of TEL or one of its subsidiaries immediately prior to the TEL Share Exchange effective time, for so long as they remain employees of HoldCo or its subsidiaries during that one-year period, to either participate in other HoldCo employee stock purchase plans or receive either benefits or monetary value that are substantially similar to the benefits such employee would have received under the TEL ESPP if it had remained in effect.

II. Summary of Requests for Relief

We respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below.

A. Availability of Rule 12g-3(a) and Rule 12b-2; Status as a "Large Accelerated Filer."

HoldCo requests that the Staff confirm that the HoldCo Ordinary Shares will be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 under the Exchange Act upon consummation of the Business Combination and that HoldCo may fulfill the requirements of Rule 12g-3 under the Exchange Act by indicating that the HoldCo Ordinary Shares are registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Business Combination. HoldCo further requests that the Staff confirm that HoldCo, as successor to Applied, will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2 upon consummation of the Business Combination.

B. Eligibility to use Form S-3 and Incorporate by Reference into Form S-4.

HoldCo requests that the Staff confirm that, upon consummation of the Business Combination, HoldCo may include the reporting history and status of Applied prior to the Business Combination in determining whether HoldCo meets the eligibility requirements for the use of Forms S-3 and to incorporate by reference into Form S-4.

C. Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b).

HoldCo requests that the Staff confirm that, in accordance with Rule 174(b) under the Securities Act, dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act with respect to HoldCo.

III. Discussion and Analysis

A. Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a "succession" by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act, such as the HoldCo Ordinary Shares, are issued to the holders of classes of securities of another issuer that are already registered under Section 12 of the Exchange Act, such as the Applied common stock, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. Rule 12g-3(f) provides that the issuer of the securities deemed registered under Section 12 of the Exchange Act pursuant to Rule 12g-3(a) shall indicate on the Form 8-K report filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business by merger. In the Applied Merger, although HoldCo will be acquiring assets of an ongoing business, it would be doing so indirectly with Applied continuing as a wholly-owned subsidiary of HoldCo. However, from the positions that the Staff has taken in similar circumstances, the structure of the transaction should not prevent HoldCo from being deemed to have made a "direct acquisition" of the business of Applied and thus for HoldCo to be the successor to Applied for purposes of Rule 12g-3(a).

The Staff has taken similar positions with respect to succession in the context of transactions similar to the Business Combination. *See, e.g., Endo Health Solutions, Inc. (available February 28, 2014), Perrigo Company, Perrigo Company Limited and Elan Corporation plc. (available December 17, 2013), Actavis, Inc. (available September 30, 2013), Starburst II, Inc. and Sprint Nextel Corp. (available July 3, 2013), Tower Group, Inc. (available December 7, 2012), Eaton Corp. (available November 8, 2012), Jazz Pharmaceuticals, Inc. (available January 12, 2012), GrafTech Int'l. Ltd.*

(available November 4, 2010), Duke Energy Corp. (available March 30, 2006), Royal Dutch Petroleum Company, N.V. (available May 17, 2005), Friedman, Billings, Ramsey Group Inc. (available March 25, 2003), AT&T Comcast Corporation (available November 18, 2002), ConocoPhillips (available August 23, 2002), Kerr-McGee Corporation (available July 31, 2001), AOL Time Warner Inc. (available November 15, 2000), NSTAR (available July 29, 1999), Central Maine Power Company (available October 28, 1998) and World Access, Inc. (available October 28, 1998).

We note, in particular, that the *Endo Health Solutions, Perrigo Company, Actavis, Inc., Eaton Corp, Graftech Int'l Ltd. and World Access Inc.* no-action letters involved two or more companies combining by becoming wholly-owned subsidiaries of a newly organized holding company, and the *Endo Health Solutions, Jazz Pharmaceuticals, Tower Group, Inc., and Graftech Int'l Ltd.* no action letters involved succession transactions that included business combinations of a U.S. registrant with a non-reporting company or companies. The Business Combination is consistent with both lines of no-action letters. Accordingly, we are of the view that, upon issuance of the HoldCo Ordinary Shares and the filing of the Form 8-K described above, HoldCo Ordinary Shares should be deemed registered under Section 12(b) of the Exchange Act.

As noted above, Applied is a large accelerated filer under Exchange Act Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Endo Health Solutions, supra, Perrigo Company, supra, Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Jazz Pharmaceuticals, Inc., supra, Tower Group, Inc., supra, Eaton Corp., supra, Duke Energy Corp., supra and Galileo Holding Corp. (available December 19, 2008).* We note such a position would be consistent with the fact that Applied will be the accounting acquirer in the Business Combination under U.S. GAAP. Specifically, for accounting purposes, Applied will be treated as the continuing reporting entity and the legal successor to HoldCo's reporting obligations as discussed in greater detail below.

For the reasons set forth above and in light of the purpose of Rule 12g-3 "to eliminate any possible gap in the application of the Exchange Act protection to the securityholders of the predecessor,"[2] we respectfully request that the Staff concur with our opinion that the HoldCo Ordinary Shares being issued in connection with the Business Combination will be deemed to be registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). We further request that the Staff confirm that it concurs with our opinion that HoldCo, as successor to Applied, will be deemed a "large accelerated filer" for purposes of Rule 12b-2 upon consummation of the Business Combination.

---

[2] *See* Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations.

B. Eligibility to use Form S-3 and Ability to Incorporate by Reference into Form S-4

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (b) all predecessors meet the conditions at the time of succession and the registrant has continued to do so since the succession. Applied currently meets the eligibility conditions of Form S-3 and is expected to continue to do so through consummation of the Applied Merger. Applied also currently meets the requirements to incorporate by reference into Form S-4. The proposed succession of HoldCo to the business and assets of Applied will not meet the requirements of either clause (a) or clause (b) of General Instruction I.A.7. We strongly believe, however, that the substance rather than the form of the Business Combination should dictate HoldCo's eligibility to use Form S-3 and its ability to incorporate by reference into Form S-4.

The Business Combination is structured as an acquisition of Applied and TEL by a newly formed holding company organized in the Netherlands. This structure has substantively the same effect as Applied acquiring TEL by means of a reverse triangular merger, and subsequently reincorporating in the Netherlands. Under a reverse triangular merger structure, where there would be no "succession" within the meaning of Rule 12g-3(a), Applied would establish a new wholly-owned subsidiary and, by means of a merger of the subsidiary into TEL, TEL would become a wholly-owned subsidiary of Applied and former TEL shareholders would receive Applied common stock in exchange for their TEL common stock. The Applied common stock would remain registered under the Exchange Act, Applied would retain its reporting history for all purposes and, as a result, Applied would remain eligible to use Form S-3. Under both structures, however: (a) the business to be operated following the transaction, on a consolidated basis, would be identical; (b) the publicly-reported information concerning TEL, the transaction and the combined business of Applied and TEL would be identical and (c) the ultimate outcome of the transaction from an ownership perspective would be identical – upon consummation of the transaction, the Applied stockholders and TEL shareholders would own approximately 68% and 32%, respectively, of the shares of the combined business. Additionally, under both structures, Applied would be the accounting acquirer of TEL for purposes of U.S. GAAP.

The acquisition of Applied by Holdco in the Business Combination will be accounted for as a reverse recapitalization of Applied, and Applied will be treated as if it were the acquirer and will be the continuing reporting entity for accounting purposes. HoldCo is a "business combination related shell company" as defined in Rule 405 of Regulation C,[3] and based on applicable accounting guidance (including FASB Accounting Standards Codification (ASC) Topic 805, "*Business Combinations*"), Applied is the accounting acquirer.[4] The Financial Reporting Manual ("FRM") of the Commission's Division of Corporation Finance provides that "[i]f a shell company [HoldCo] acquires an operating entity [Applied] in a transaction accounted for as the acquisition of the shell company by the operating entity (i.e., shell company is the legal acquirer, but the accounting acquiree) the transaction is a reverse recapitalization of the operating entity. . . ." *See FRM Section 2005.7.* The FRM further provides that:

> "For accounting purposes, *the legal acquiree* [Applied] *is treated as the continuing reporting entity* that acquired the registrant (the legal acquirer) [HoldCo]. Reports filed by the registrant [HoldCo] after a . . . reverse recapitalization should parallel the financial reporting required under GAAP— *as if the accounting acquirer* [Applied] *were the legal successor to the registrant's* [HoldCo] *reporting obligation as of the date of the acquisition.*" *See FRM Section 12210.1 [emphasis added].*

As Applied will be treated as the continuing reporting entity and the legal successor to HoldCo's reporting obligations, it is our opinion that HoldCo can take into account the activities, reporting history and status of Applied prior to consummation of the Applied Merger in determining whether HoldCo meets the eligibility requirements of Form S-3 and to incorporate by reference into Form S-4. The resulting accounting and reporting treatment of the Business Combination is no different than if Applied and TEL had chosen to structure the transaction as a typical reverse triangular merger, with Applied retaining its reporting history and eligibility to use Form S-3. Not permitting HoldCo to take into

---

[3] Rule 405 of Regulation C defines a "shell company" as an entity "that has no or nominal operations and either: (a) no or nominal assets, (b) assets consisting solely of cash and cash equivalents, or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets." Rule 405 also defines a "business combination related shell company" as a shell company that is "[f]ormed by an entity that is not a shell company [TEL] solely for the purpose of completing a business combination transaction . . . among one or more entities other than the shell company [Applied and TEL], none of which is a shell company." We note that, to date, HoldCo has not conducted any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, and that, as of June 30, 2014, HoldCo had total assets of €1 (as reported in its Quarterly Report on Form 10-Q for the period ended June 30, 2014.).

[4] ASC 805-10-55-15 provides that "[a] new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer. . . ." Applying the guidance in ASC 805: (a) HoldCo should not be deemed the acquirer in the Business Combination, as it is a new entity formed to effect a business combination, with no significant pre-combination activities, that did not transfer any cash, other assets or incur liabilities as consideration for the business combination; and (b) Applied is the acquirer.

account Applied's reporting history and status for determining HoldCo's Form S-3 eligibility would elevate the form of the transaction over its substance.

It is our opinion that the eligibility of HoldCo for short-form registration following the Applied Merger is appropriate because, among other things:

- Applied is the accounting acquirer in the Business Combination.
- The Business Combination will be accounted for as a reverse capitalization of Applied and, for accounting purposes, Applied will be treated as the continuing reporting entity and legal successor to HoldCo's reporting obligations.
- Applied has been a reporting company for more than 40 years, is a large accelerated filer and is in compliance with all its reporting obligations under Section 13(a) of the Exchange Act.
- The Business Combination will expand but not fundamentally alter the nature of the business currently being conducted by Applied or the extent of the information available to investors concerning Applied.
- Although TEL is not a U.S. reporting company, TEL publicly disseminates, in English, information that is similar in all material respects to that which would be disclosed by a Form 20-F filer (other than a reconciliation of its financial statements to U.S. GAAP) and TEL is widely followed by leading global research analysts.
- The Registration Statement contained detailed and extensive information concerning the Business Combination, Applied, TEL and HoldCo, including financial statements of TEL prepared in accordance with U.S. GAAP.

Moreover, the purpose of short-form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that there would be no meaningful difference between the disclosure available to investors in a Form S-3 filed by HoldCo and the disclosure available in a Form S-1. Specifically, any Form S-3 filed by HoldCo prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference:

- The Form 8-K filed by HoldCo reporting consummation of the Business Combination, which will include the financial statements and pro forma information required under Item 9.01 of Form 8-K;

- Exchange Act filings by Applied containing all financial information required by Regulation S-X for periods prior to consummation of the Business Combination, as well as detailed information concerning Applied's business and MD&A;

- The portions of the Registration Statement containing all financial information required by Regulation S-X for TEL and the historic MD&A as well as detailed information concerning TEL's business; and

- The portions of the Registration Statement containing pro forma financial information of HoldCo, risk factors and descriptions of its business and the HoldCo Ordinary Shares.

In each case, the line item disclosure requirements of Form S-1 would be addressed and the financial statement filing requirements would be the same.

In addition, as noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace." Applied is widely followed by investors and analysts, has a total market capitalization of approximately $27.4 billion, as of September 22, 2014, and has been an Exchange Act reporting company for over 40 years. TEL is actively covered by over 20 analysts and has a total market capitalization of approximately $12.2 billion, as of September 22, 2014. It is anticipated that HoldCo will continue to be widely followed by investors and analysts.

Permitting HoldCo to take into account Applied's activities, reporting history and status prior to the Applied Merger for determining HoldCo's Form S-3 eligibility would be consistent with the Staff's positions in the *Endo Health Solutions, Tower Group, Inc., Jazz Pharmaceuticals* and *Graftech Int'l Ltd.* no-action letters. In those letters, former shareholders of the Exchange Act-reporting acquiror were expected to hold approximately 77%, 76%, 77% and 83%, respectively, of the combined company's shares. Immediately following consummation of the Business Combination, the percentage ownership by former Applied stockholders of the outstanding HoldCo Ordinary Shares will be slightly lower (approximately 68%) than was the case in the cited no-action letters. However, the publicly available, English-language information about TEL is likely far more extensive than the information that was available about the privately-held (and in two cases, non-U.S.) companies that were the subject of the acquisitions described in the *Tower Group, Inc., Jazz Pharmaceuticals* and *Graftech Int'l Ltd* letters since, as noted above, TEL provides information that is similar in all material respects to that which would be disclosed by a Form 20-F filer and TEL is also widely covered by global research analysts. In this regard, the present facts are comparable to those described in the *Endo Health Solutions* no-action letter – the combination of an Exchange Act-reporting acquiror and a non-reporting, publicly-held foreign private issuer listed on a foreign stock exchange which was required to file and make publicly available extensive information in accordance with home country requirements.

Accordingly, it is our opinion that after consummation of the Business Combination, HoldCo can take into account the activities, reporting history and status of Applied prior to the Applied Merger in determining whether HoldCo meets the eligibility conditions of Form S-3, and in determining whether HoldCo "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4. Therefore, assuming HoldCo meets all of the other requirements for the use of Form S-3, HoldCo should be eligible immediately upon consummation of the Business Combination to use Form S-3 and to incorporate by reference into Form S-4. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Form S-3 and the ability to incorporate by reference into Form S-4 in the context of transactions similar to the Business Combination. *See Endo Health Solutions, supra, Perrigo Company, supra, Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra; Jazz Pharmaceuticals, supra; Graftech Int'l Ltd., supra; Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

C. Section 4(a)(3) Prospectus Delivery Requirements and Rule 174(b)

Rule 174(b) under the Securities Act provides that dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, Applied is currently a reporting company under the Exchange Act. Because HoldCo will, immediately following consummation of the Business Combination, have, on a consolidated basis, the same assets, liabilities, business and operations of Applied and TEL immediately prior to consummation of the Business Combination, HoldCo will be the successor-in-interest to Applied and TEL. Accordingly, it is our opinion that dealers of HoldCo Ordinary Shares should be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act. The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transactions similar to the Business Combination. *See, e.g., Endo Health Solutions, supra; Perrigo Company, supra, Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, LIN TV Corp. (available April 30, 2013), Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Royal Dutch Petroleum Company, N.V. supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

* * *

For the reasons set forth above, we respectfully request the concurrence of the Staff with each of our conclusions set forth in this letter. If you have any questions or require any further information, please contact either Ellen Odoner (ellen.odoner@weil.com/ telephone: 212.310.8438) or Adé Heyliger (ade.heyliger@weil.com / telephone: 202.682.7095) of Weil, Gotshal & Manges LLP, counsel to Applied, or James O'Bannon (jeobannon@jonesday.com / telephone: 214.969.3766) or Troy Lewis (tblewis@jonesday.com / telephone: 214.969.3721) of Jones Day, counsel to TEL. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter.

Sincerely,

Ellen J. Odoner

Ellen J. Odoner

James E. O'Bannon

cc: Thomas F. Larkins
Senior Vice President, General Counsel and Corporate Secretary
Applied Materials, Inc.

Zoltan Papp
General Counsel
Tokyo Electron Limited

Keith A. Flaum
James R. Griffin
Adé Heyliger
Weil, Gotshal & Manges LLP

R. Scott Cohen
Troy B. Lewis
Alain A. Dermarkar
Jones Day